June 26, 2008

Laura Hatch

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Preliminary N-14 pro-forma financials for Dunham Monthly Distribution Fund, a series of Dunham Funds

(Files Nos. 333-150950, 811-22153)

Dear Ms. Hatch:

This letter is in response to your request that the Dunham Funds (the "Registrant") provide proforma financial statements for the proposed reorganization between the Kelmoore Strategy Fund, the Kelmoore Strategy Eagle Fund and the Kelmoore Strategy Liberty Fund and the Dunham Monthly Distribution Fund.  The proforma financial statements and accompanying notes will be included in a Pre-Effective Amendment to the Form N-14 registration statement for the Dunham Monthly Distribution Fund.

Please find attached the following proforma statements:

1.

Proforma Schedule of Investments;

2.

Proforma Statement of Asset and Liabilities;

3.

Proforma Statement of Operations; and

4.

Proforma Notes to Financial Statements.

If you have any questions, please contact Mike Wible at (614-469-3297) or the undersigned at (614-469-3238).

Sincerely,

/s/ Parker Bridgeport

Parker Bridgeport

Thompson Hine LLP

Parker.Bridgeport@ThompsonHine.com Phone 614.469.3238 Fax 614.469.3361	581854.1

PRO-FORMA SCHEDULE OF INVESTMENTS (Unaudited)
December 31, 2007
			SHARES				MARKET VALUE
			Kelmore	Kelmore	Kelmore		Kelmore	Kelmore	Kelmore
	Expiration	Strike	Strategy	Strategy Eagle	Strategy Liberty		Strategy	Strategy Eagle	Strategy Liberty
	Date	Price	Fund	Fund	Fund	Combined	Fund	Fund	Fund	Combined
COMMON STOCKS - 101.60%
Consumer Discretionary - 10.56%
Boyd Gaming Corp				75,000		75,000	$ -	$ 2,555,250	$ -	$ 2,555,250
EchoStar Communications Corp., Class A+			25,000	65,000		90,000	943,000	2,451,800	-	3,394,800
General Motors Corp			27,500			27,500	684,475	-	-	684,475
Home Depot, Inc.					30,000	30,000	-	-	808,200	808,200
Hovnanian Enterprises, Inc., Class A+				150,000		150,000	-	1,075,500	-	1,075,500
Idearc, Inc.			2,500		500	3,000	43,900	-	8,780	52,680
MGM Mirage+			20,000	25,000		45,000	1,680,400	2,100,500	-	3,780,900
Sears Holding Corp.+			15,000		10,000	25,000	1,530,750	-	1,020,500	2,551,250
Sirius SatelliteRadio, Inc.+				400,900		400,900	-	1,214,727	-	1,214,727
Starbucks Corp.+				100,000		100,000	-	2,047,000	-	2,047,000
Time Warner, Inc.			50,000		50,000	100,000	825,500	-	825,500	1,651,000
							5,708,025	11,444,777	2,662,980	19,815,782
Consumer Staples - 0.77%
Procter & Gamble Co.					10,000	10,000	-	-	734,200	734,200
Wal-Mart Storea, Inc.					15,000	15,000	-	-	712,950	712,950
							-	-	1,447,150	1,447,150
Energy - 5.75%
Chevron Corp.					8,000	8,000	-	-	746,640	746,640
ConocoPhillips			30,000		10,000	40,000	2,649,000	-	883,000	3,532,000
Exxon Mobil Corp.					8,000	8,000	-	-	749,520	749,520
Halliburton Co.			50,000	25,000	20,000	95,000	1,895,500	947,750	758,200	3,601,450
Schlumberger, Ltd.			10,000		12,000	22,000	983,700	-	1,180,440	2,164,140
							5,528,200	947,750	4,317,800	10,793,750
Financials - 21.04%
American Express Co.			40,000		10,000	50,000	2,080,800	-	520,200	2,601,000
American International Group, Inc.			30,000		25,000	55,000	1,749,000	-	1,457,500	3,206,500
Bank of American Corp.					25,000	25,000	-	-	1,031,500	1,031,500
Bear Sterans Cos, Inc.			30,000	35,000		65,000	2,647,500	3,088,750	-	5,736,250
Citigroup, Inc.			100,000	50,000	40,000	190,000	2,944,000	1,472,000	1,177,600	5,593,600
Discover Financial Services					5,000	5,000	-	-	75,400	75,400
E*Trade Financial Corp.				300,000		300,000	-	1,065,000	-	1,065,000
Goldman Sachs Group, Inc. (The)				7,500	5,000	12,500	-	1,612,875	1,075,250	2,688,125
JPMorgan Chase & Co.			50,000			50,000	2,182,500	-	-	2,182,500
Lehman Brothers Holdings, Inc.				40,000	20,000	60,000	-	2,617,600	1,308,800	3,926,400
Merrill Lynch & Co., Inc.			40,000	60,000	20,000	120,000	2,147,200	3,220,800	1,073,600	6,441,600
Morgan Stanley				40,000	20,000	60,000	-	2,124,400	1,062,200	3,186,600
NYSE Euronext			10,000		10,000	20,000	877,700	-	877,700	1,755,400
							14,628,700	15,201,425	9,659,750	39,489,875
Health Care - 12.64%
Amgen, Inc.+			50,000	70,000	20,000	140,000	2,322,000	3,250,800	928,800	6,501,600
Biogen Idec , Inc.+				40,000		40,000	-	2,276,800	-	2,276,800
Celgene Corp.+				15,000		15,000	-	693,150	-	693,150
Covidien, Ltd.			17,500		8,750	26,250	775,075	-	387,537	1,162,612
Eli Lilly & Co.			40,000			40,000	2,135,600	-	-	2,135,600
Genetech, Inc+			54,600	70,000		124,600	3,662,022	4,694,900	-	8,356,922
Merck & Co.					10,000	10,000	-	-	581,100	581,100
Pfizer, Inc.			50,000			50,000	1,136,500	-	-	1,136,500
Wyeth					20,000	20,000	-	-	883,800	883,800
							10,031,197	10,915,650	2,781,237	23,728,084
Industrials - 7.57%
3M Co.			20,000			20,000	1,686,400	-	-	1,686,400
Boeing Co.			20,000		10,000	30,000	1,749,200	-	874,600	2,623,800
Caterpillar, Inc.			20,000		12,000	32,000	1,451,200	-	870,720	2,321,920
General Electric Co.			40,000		15,000	55,000	1,482,800	-	556,050	2,038,850
Honeywell International , Inc.			30,000			30,000	1,847,100	-	-	1,847,100
Tyco International, Ltd.			17,500		8,750	26,250	693,875	-	346,938	1,040,813
United Technologies, Inc.			25,000			25,000	1,913,500	-	-	1,913,500
United Parcel Services, Inc., Class B					10,000	10,000	-	-	707,200	707,200
							10,824,075	-	3,355,508	14,179,583
Information Technology - 39.40%
Akamai Technologies, Inc.+				90,000		90,000	-	3,114,000	-	3,114,000
Apple, Inc.+			10,000			10,000	1,980,800	-	-	1,980,800
Broadcom Corp, Class A+				25,000		25,000	-	653,500	-	653,500
Cisco Systems, Inc.+			50,000	75,000	40,000	165,000	1,353,500	2,030,250	1,082,800	4,466,550
Corning, Inc.				50,000		50,000	-	1,199,500	-	1,199,500
Creative Technology, Ltd.				200,000		200,000	-	860,000	-	860,000
eBay, Inc.+			60,000	100,000		160,000	1,991,400	3,319,000	-	5,310,400
F5 Networks, Inc.+				100,000		100,000	-	2,852,000	-	2,852,000
Google. Inc., Class A+			3,000	5,000		8,000	2,074,440	3,457,400	-	5,531,840
Hewlett Packard Co.			30,000		10,000	40,000	1,514,400	-	504,800	2,019,200
Intel Corp.			100,000	75,000	25,000	200,000	2,666,000	1,999,500	666,500	5,332,000
International Business Machine Corp.					10,000	10,000	-	-	1,081,000	1,081,000
KLA-Tencor Corp.				25,000		25,000	-	1,204,000	-	1,204,000
Linear Technology Corp.				11,500		11,500	-	366,045	-	366,045
Marvell Technology Group, Inc.+			100,000	250,000		350,000	1,398,000	3,495,000	-	4,893,000
Micron Technology, Inc.+				400,000		400,000	-	2,900,000	-	2,900,000
Microsoft Corp.					30,000	30,000	-	-	1,068,000	1,068,000
Motorola, Inc.				200,000		200,000	-	3,208,000	-	3,208,000
Network Appliance, Inc.+				75,000		75,000	-	1,872,000	-	1,872,000
Oracle Corp.+			100,000			100,000	2,258,000	-	-	2,258,000
QUALCOMM, Inc.				75,000		75,000	-	2,951,250	-	2,951,250
Rackable Systems, Inc.+				200,000		200,000	-	2,000,000	-	2,000,000
Research In Motion+			15,000			15,000	1,701,000	-	-	1,701,000
Sun Microsystems, Inc.+				125,000		125,000	-	2,266,250	-	2,266,250
Symantec Corp.+				150,000		150,000	-	2,421,000	-	2,421,000
Tyco Electronics Ltd			17,500		8,750	26,250	649,775	-	324,887	974,662
ValueClick, Inc.+				150,000		150,000	-	3,285,000	-	3,285,000
Yahoo, Inc.+			75,000	150,000	40,000	265,000	1,744,500	3,489,000	930,400	6,163,900
							19,331,815	48,942,695	5,658,387	73,932,897
Materials - 2.08%
Dow Chemical Co.					25,000	25,000	-	-	985,500	985,500
Alcoa, Inc.			50,000		30,000	80,000	1,827,500	-	1,096,500	2,924,000
							1,827,500	-	2,082,000	3,909,500
Telecommunication Services - 1.79%
AT&T, Inc.			35,000		25,000	60,000	1,454,600	-	1,039,000	2,493,600
Verizon Communications, Inc.			20,000			20,000	873,800	-		873,800
							2,328,400	-	1,039,000	3,367,400

TOTAL COMMON STOCKS (Cost $235,493,580)							70,207,912	87,452,297	33,003,812	190,664,021

EXCHANGE-TRADED FUNDS - 0.66%
Powershares QQQ					10,000	10,000	-	-	512,400	512,400
SPDR Trust Series I					5,000	5,000	-	-	731,050	731,050

TOTAL EXCHANGE-TRADED FUNDS (Cost $1,267,200)							-	-	1,243,450	1,243,450

WARRANTS - 0.00%
Information Technology - 0.00%
Alcatel-Lucent ADR+			36,415			36,415	4	-	-	4
(Cost $0)

TOTAL INVESTMENTS- 102.26%							70,207,916	87,452,297	34,247,262	191,907,475

CALL OPTIONS WRITTEN - (0.80)%
Consumer Discretionary - (0.07)%
EchoStar Communications Corp. Class A	01/19/08	$ 45.00	25,000			25,000	$ (5,625.00)			$ (5,625.00)
General Motors Corp.	03/22/08	30.00	27,500			27,500	(17,050)			(17,050)
MGM Mirage	01/19/08	95.00	20,000			20,000	(3,500)			(3,500)
Sears Holding Corp.	03/22/08	120.00	15,000		10,000	25,000	(48,000)		(32,000)	(80,000)
Sirius SatelliteRadio, Inc.	01/19/08	4.00		400,000		400,000		(20,000)		(20,000)
Time Warner, Inc	01/19/08	17.50	50,000		50,000	100,000	(5,000)		(5,000)	(10,000)
							(79,175)	(20,000)	(37,000)	(136,175)
Consumer Staples - (0.01)%
Procter & Gamble Co.	02/16/08	75.00			10,000	10,000			(15,000)	(15,000)
Wal-Mart Stores, Inc.	02/16/08	50.00			15,000	15,000			(11,250)	(11,250)
							-	-	(26,250)	(26,250)
Energy - (0.16)%
Chevron Corp.	02/16/08	100.00			8,000	8,000			(8,800)	(8,800)
ConocoPhillips	02/16/08	90.00	30,000			30,000	(80,100)			(80,100)
ConocoPhillips	01/19/08	85.00			10,000	10,000			(45,500)	(45,500)
Exxon Mobil Corp.	01/19/08	95.00			8,000	8,000			(11,600)	(11,600)
Halliburton Co.	02/16/08	40.00	50,000			50,000	(50,000)			(50,000)
Halliburton Co.	01/19/08	40.00			20,000	20,000			(6,200)	(6,200)
Schlumberger, Ltd.	01/19/08	95.00			12,000	12,000			(69,600)	(69,600)
Schlumberger, Ltd.	01/19/08	100.00	10,000			10,000	(27,500)			(27,500)
							(157,600)	-	(141,700)	(299,300)
Financial - (0.12)%
American Express Co.	02/16/08	60.00	40,000			40,000	(16,000)			(16,000)
American International Group, Inc.	01/19/08	65.00	30,000			30,000	(3,000)			(3,000)
American International Group, Inc.	02/16/08	65.00			25,000	25,000			(13,750)	(13,750)
Bank of America Corp.	02/16/08	45.00			25,000	25,000			(15,000)	(15,000)
Bear Stearns Cos, Inc.	01/19/08	115.00	30,000			30,000	(3,000)			(3,000)
Citigroup, Inc.	01/19/08	40.00	100,000			100,000	(1,000)			(1,000)
Goldman Sachs Group, Inc. (The)	01/19/08	230.00			5,000	5,000			(10,000)	(10,000)
Lehman Brothers Holdings, Inc.	02/16/08	70.00			20,000	20,000			(42,000)	(42,000)
Morgan Stanley	02/16/08	60.00			20,000	20,000			(10,000)	(10,000)
NYSE Euronext	01/19/08	90.00	10,000			10,000	(19,600)			(19,600)
NYSE Euronext	01/19/08	80.00			10,000	10,000			(85,500)	(85,500)
						-	(42,600)	-	(176,250)	(218,850)
Health Care - (0.05)%						-
Biogen Idec , Inc.	01/19/08	60.00		40,000		40,000		(52,000)		(52,000)
Eli Lilly & Co.	01/19/08	55.00	40,000			40,000	(18,000)			(18,000)
Merck & Co.	02/16/08	62.50			10,000	10,000			(8,000)	(8,000)
Pfizer, Inc.	01/19/08	25.00	50,000			50,000	(2,500)			(2,500)
Wyeth	04/19/08	50.00			20,000	20,000			(16,400)	(16,400)
						-	(20,500)	(52,000)	(24,400)	(96,900)
Industrials - (0.11)%						-
3M Co.	02/16/08	90.00	20,000			20,000	(22,000)			(22,000)
Boeing Co.	02/16/08	95.00	20,000		10,000	30,000	(25,200)		(12,600)	(37,800)
Caterpillar, Inc.	02/16/08	80.00	20,000			20,000	(13,000)			(13,000)
Caterpillar, Inc.	01/19/08	75.00			12,000	12,000			(9,360)	(9,360)
General Electric Co.	01/19/08	37.50	40,000		15,000	55,000	(23,200)		(8,700)	(31,900)
Honeywell International , Inc.	01/19/08	60.00	30,000			30,000	(76,500)			(76,500)
United Parcel Services, Inc Class B	01/19/08	80.00	25,000		10,000	35,000	(8,750)		(1,500)	(10,250)
						-	(168,650)	-	(32,160)	(200,810)
Information Technology - (0.20)%						-
Akamai Technologies, Inc.						-
Apple, Inc.	01/19/08	200.00	10,000			10,000	(83,000)			(83,000)
Cisco Systems, Inc.	01/19/08	30.00	50,000	75,000	40,000	165,000	(4,000)	(6,000)	(3,200)	(13,200)
eBay, Inc.	02/16/08	37.50	60,000			60,000	(39,000)			(39,000)
Google. Inc., Class A	01/19/08	740.00	3,000			3,000	(12,000)			(12,000)
Hewlett Packard Co.	02/16/08	55.00			10,000	10,000			(5,100)	(5,100)
Hewlett Packard Co.	01/19/08	52.50	30,000			30,000	(13,500)			(13,500)
Intel Corp.	04/19/08	30.00			25,000	25,000			(18,750)	(18,750)
Intel Corp.	01/19/08	27.50	100,000			100,000	(52,000)			(52,000)
International Business Machines Corp.	01/19/08	120.00			10,000	10,000			(2,000)	(2,000)
Microsoft Corp.	01/19/08	35.00			30,000	30,000			(34,500)	(34,500)
Oracle Corp.	01/19/08	22.50	100,000			100,000	(65,000)			(65,000)
Research In Motion, Ltd.	01/19/08	125.00	15,000			15,000	(25,200)			(25,200)
Yahoo, Inc.	02/16/08	27.50			40,000	40,000			(15,200)	(15,200)
Yahoo, Inc.	01/19/08	30.00	75,000			75,000	(3,000)			(3,000)
						-	(296,700)	(6,000)	(78,750)	(381,450)
Materials - (0.03)%						-
Alcoa, Inc.	01/19/08	40.00	50,000		30,000	80,000	(20,000)		(12,000)	(32,000)
Dow Chemical Co.	03/22/08	45.00			25,000	25,000			(15,000)	(15,000)
						-	(20,000)	-	(27,000)	(47,000)
Telecommunication Services - (0.05)%						-
AT&T, Inc.	02/16/08	42.50	35,000			35,000	(40,250)			(40,250)
AT&T, Inc.	01/19/08	40.00			25,000	25,000			(46,000)	(46,000)
Verizon Communications, Inc.	01/19/08	45.00	20,000			20,000	(8,000)			(8,000)
							(48,250)	-	(46,000)	(94,250)

TOTAL CALL OPTIONS WRITTEN (Premiums Received $2,380,720)							(833,475)	(78,000)	(589,510)	(1,500,985)
Cash and other assets less liabilities - (1.46)%							(1,353,416)	(1,114,899)	(274,154)	(2,742,469)
NET ASSETS- 100.00%							$ (2,186,891)	$ (1,192,899)	$ (863,664)	$ (4,243,454)

PRO-FORMA STATEMENT OF ASSETS AND LIABILITIES

	A.	B.	C.	Dunham Monthly Dividend Fund
	Kelmore	Kelmore	Kelmore	(A)+(B)+(C)		Total
	Strategy	Strategy Eagle	Strategy Liberty		Pro-Forma	after
	Fund	Fund	Fund	Grand Total	Adjustments	Adjustments

ASSETS
Investments at cost	$ 80,180,290	$ 117,905,799	$ 38,674,691	$ 236,760,780		$ 236,760,780

Investments at market value	$ 70,207,916	$ 87,452,297	$ 34,247,262	$ 191,907,475		$ 191,907,475
Cash	-	475,661	296,662	772,323		772,323
Receivables:
Premiums for options written	-	-	59,669	59,669		59,669
Due from adviser	-	-	792	792		792
Capital stock sold	75,454	74,995	5,481	155,930		155,930
Dividends and interest	22,450	23,056	29,136	74,642		74,642
Prepaid assets	23,756	30,682	19,686	74,124		74,124
TOTAL ASSETS	70,329,576	88,056,691	34,658,688	193,044,955	-	193,044,955

LIABILITIES
Payables:
Cash Overdraft	769,978	-	-	769,978		769,978
Capital stock redeemed	425,401	1,351,777	575,663	2,352,841		2,352,841
Advisory fees	40,338	66,436	-	106,774		106,774
Distribution fees (Class C)	28,290	33,083	12,670	74,043		74,043
Distribution fees (Class A)	6,863	9,981	3,730	20,574		20,574
Other accrued expenses	204,206	258,016	93,517	555,739		555,739
Option contracts written (Proceeds $1,366,946, $277,406 and $736,368, respectively)	833,475	78,000	589,510	1,500,985		1,500,985
TOTAL LIABILITIES	2,308,551	1,797,293	1,275,090	5,380,934	-	5,380,934
NET ASSETS	$ 68,021,025	$ 86,259,398	$ 33,383,598	$ 187,664,021	$ -	$ 187,664,021

CLASS C SHARES:
Net Assets	$ 34,567,903	$ 39,419,792	$ 15,161,064	$ 89,148,759		$ 89,148,759
Shares of beneficial interest outstanding (unlimited shares authorized; $.0001 par value)	1,408,952	5,476,813	348,553			2,049,397
Net asset value, offering and redemption price per Class C share	$ 24.53	$ 7.20	$ 43.50			$ 43.50

CLASS A SHARES:
Net Assets	$ 33,453,122	$ 46,839,606	$ 18,222,534	$ 98,515,262		$ 98,515,262
Shares of beneficial interest outstanding (unlimited shares authorized; $.0001 par value)	1,221,543	5,765,237	389,506			2,105,927
Net asset value and redemption price per Class A share	$ 27.39	$ 8.12	$ 46.78			$ 46.78
Front end sales charge factor	0.9450	0.9450	0.9450			0.9425
Offering price per Class A share (Net asset value / Front end sales charge factor)	$ 28.98	$ 8.59	$ 49.50			$ 49.63

NET ASSETS CONSIST OF:
Paid-in capital	$ 221,211,383	$ 117,185,717	$ 37,703,405	$ 376,100,505		$ 376,100,505
Accumulated net realized loss on investments and written options	(143,751,455)	(672,223)	(39,236)	(144,462,914)		(144,462,914)
Net unrealized depreciation on investments and written options	(9,438,903)	(30,254,096)	(4,280,571)	(43,973,570)		(43,973,570)
NET ASSETS	$ 68,021,025	$ 86,259,398	$ 33,383,598	$ 187,664,021		$ 187,664,021

PRO-FORMA STATEMENT OF OPERATIONS
	A.	B.	C.	Dunham Monthly Dividend Fund
	Kelmore	Kelmore	Kelmore	(A)+(B)+(C)			Total
	Strategy	Strategy Eagle	Strategy Liberty		Pro-Forma		after
	Fund	Fund	Fund	Grand Total	Adjustments		Adjustments
INCOME
Interest Income	171,029	213,293	246,447	630,769	-		630,769
Dividend Income	1,259,409	467,450	506,594	2,233,453	-		2,233,453
Total Investment Income	1,430,438	680,743	753,041	2,864,222	-		2,864,222
EXPENSES
Investment Advisory Fees	876,560	1,156,463	392,867	2,425,890	(849,062)	(a)	1,576,828
Sub-Advisory Fees	-	-	-	-	1,212,945	(a)	1,212,945
Accounting Fees	30,000	30,000	30,000	90,000	16,388	(a)	106,388
Transfer Agent Fees	351,291	424,714	158,435	934,440	(759,920)	(a)	174,520
Administration Fees	95,455	125,932	42,810	264,197	(71,977)	(a)	192,220
Registration Fees	30,724	33,840	33,539	98,103	(53,103)	(b)	45,000
Printing Fees	16,540	19,100	8,360	44,000	(24,000)	(b)	20,000
Insurance Fees	30,381	40,783	12,247	83,411	(76,911)	(b)	6,500
Professional Fees	169,988	221,394	75,188	466,570	(418,070)	(a)	48,500
Trustees' Fees and Expenses	34,173	48,420	14,921	97,514	(86,314)	(b)	11,200
Distribution Fees- Class C	438,992	507,775	175,939	1,122,706	-		1,122,706
Distribution Fees- Class A	109,392	162,172	54,232	325,796	-		325,796
Custodian Fees	33,014	47,901	24,758	105,673	(83,618)	(a)	22,055
Miscellaneous Expenses	64,923	79,033	35,241	179,197	(159,197)	(b)	20,000
TOTAL EXPENSES	2,281,433	2,897,527	1,058,537	6,237,497	(1,352,839)		4,884,658
Less Fee Waivers	-	(5,366)	(42,632)	(47,998)	47,998	(a)	-
Less: Voluntary Waivers	(99,441)	(74,341)	(1)	(173,783)	173,783	(a)	-
Recoupment of Prior Year Fee Waivers	20,072	-	-	20,072	(20,072)	(a)	-
Net Expenses	2,202,064	2,817,820	1,015,904	6,035,788	(1,151,130)		4,884,658
NET INVESTMENT LOSS	(771,626)	(2,137,077)	(262,863)	(3,171,566)	1,151,130		(2,020,436)

REALIZED AND UNREALIZED GAINS (LOSSES)
Net Realized Gain on:
Investment Transactions	8,404,371	24,609,276	3,204,588	36,218,235	-		36,218,235
Written Options	4,505,206	7,908,949	3,348,288	15,762,443	-		15,762,443
Change in net unrealized appreciation/deprication of:
Investment Transactions	(11,116,554)	(34,094,078)	(5,717,354)	(50,927,986)	-		(50,927,986)
Written Options	(311,133)	(1,553,295)	103,351	(1,761,077)	-		(1,761,077)
Foreign Currency Contracts and Translations	-	-	-	-	-		-
Net Realized and Unrealized Gain on Investments, Futures and Foreign Currency
	1,481,890	(3,129,148)	938,873	(708,385)	-		(708,385)
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	710,264	(5,266,225)	676,010	(3,879,951)	1,151,130		(2,728,821)

(a) Reflects adjustments to investment advisory fee, administrative fees, fund servicing fees and shareholder servicing fees and/or related waivers, expense reimbursements based on the new fund’s fee schedule.

(b) Reflects expected benefits of combined operations.

NOTES TO PRO FORMA COMBINING FINANCIAL STATEMENTS (Unaudited)

1.

ORGANIZATION

At a special meeting, held on May 2, 2008, and May 14, 2008, respectively, of the Boards of Trustees of the Kelmoore Strategic Trust and Dunham Funds, each Board approved an Agreement and Plan of Reorganization (the “Plan”).  Pursuant to the Plan and subject to approval by the shareholders of the Kelmoore Strategy Fund, Kelmoore Strategy Eagle Fund and Kelmoore Strategy Liberty Fund (each a "Target Fund" and collectively “Target Funds”), three series of the Kelmoore Strategic Trust, each Target Fund will transfer all of its assets, subject to its liabilities, to the Dunham Monthly Distribution Fund (the “Acquiring Fund”), a series of the Dunham Funds, in exchange for a number of shares of the Acquiring Fund equal in value to the net assets of the corresponding Target Fund (the “Exchanges”).  Shares of the Acquiring Fund will then be distributed to each Target Fund's shareholders on a pro rata basis in liquidation of each of the Target Funds.

The Kelmoore Strategy Fund, Kelmoore Strategy Eagle Fund and Kelmoore Strategy Liberty Fund Exchanges will be accounted for as a tax-free reorganization of investment companies.  The accompanying unaudited pro forma financial statements are presented to show the effect of the transfer of assets and liabilities of the Target Funds in exchange for shares of the Acquiring Fund.  The unaudited pro forma combining schedules of investments and combining statements of assets and liabilities reflect the financial position of the Target Funds and the Acquired Fund as of December 31, 2007.  The unaudited pro forma combining statements of operations reflect the results of operations of the Target Funds and Acquiring Fund for the twelve months ended December 31, 2007.  In accordance with accounting principles generally accepted in the United States of America, the historical cost of investment securities will be carried forward to the Acquiring Fund.

The unaudited pro forma combining schedules of investments, combining statements of assets and liabilities and combining statements of operations should be read in conjunction with the historical financial statements of the Target Funds, included in the annual report dated December 31, 2007, and incorporated by reference in the Statement of Additional Information of the Kelmoore Strategic Trust.  The Dunham Monthly Distribution Fund has not yet commenced operations and, therefore, has not produced shareholder reports.  The pro forma combining financial statements are presented for information only and may not necessarily be representative of what the actual combined financial statements would have been had the Exchanges occurred on December 31, 2007.  Following the Exchanges, the Acquiring Fund will be the accounting survivor.

2.

PORTFOLIO VALUATION

a. Security Valuation – The Funds’ securities are valued based on readily available market quotes or, where market quotations are not readily available, including when quoted prices are considered to be unreliable or if events occurring after the close of a securities market and before a Fund values its assets would materially affect net asset value, based on fair value as determined in good faith by the Valuation Committee under procedures approved by the Board. Since the Funds generally purchase highly liquid equity securities on major exchanges, it is unlikely that the Funds will be required to use fair valuation procedures. Equity securities traded on any U.S. or foreign exchange are valued at the last sale or closing price on the exchange or system in which they are principally traded on the valuation date. Securities for which the primary market is the National Association of Securities Dealers’ Automated Quotation System (“NASDAQ”) are valued at the NASDAQ Official Closing Price. If there is no sale on the valuation date, securities traded principally: (1) on a U.S. exchange are valued at the mean between the closing bid and asked prices; and (2) on a foreign exchange are valued at the most recent closing price. Equity securities that are traded in the over-the-counter market only, but are not included in the NASDAQ, are valued at the last sale price on the valuation day or, if no sale occurs, at the mean between the last bid and asked prices. Debt securities with a remaining maturity of sixty days or more are valued using a pricing service if such prices are believed to accurately represent market value. Debt securities and money market instruments with a remaining maturity of less than sixty days are valued at amortized cost. Valuations may be obtained from independent pricing services approved by the Board.

b. Option Valuation – Exchange traded options are valued at the last sale price or closing price on the Chicago Board Options Exchange (“CBOE”). If there is no sale or closing price available from the CBOE, options are valued at the mean between the last bid and asked price.

When a Fund writes an option, there is no taxable event and an amount equal to the premium received is recorded by the Fund as an asset and an equivalent liability. The liability is thereafter valued to reflect the current value of the option. If the option is not exercised and expires, or if the Fund effects a closing purchase transaction, the Fund realizes a gain (or a loss in the case of a closing purchase transaction where the cost to close the transaction exceeds the original premium received), and the liability related to the option is extinguished. Any such gain or loss generally is a short-term capital gain or loss for federal income tax purposes. If a call option that a Fund has written on any equity security is exercised, the Fund realizes a capital gain or loss (long-term or short-term, depending on the holding period of the underlying security) from the sale of the underlying security, and the proceeds from such sale are increased by the premium originally received. If a put option that the Fund has written on an equity security is exercised, the amount of the premium originally received reduces the cost of the security that the Fund purchases upon exercise of the option. When a Fund writes a put option, the Fund must deposit cash or liquid securities into a segregated account equal to the put option’s exercise value (number of shares times strike price).

NOTES TO PRO FORMA COMBINING FINANCIAL STATEMENTS (Unaudited) (Continued)

The risk in writing a call option is that the Fund may forego the opportunity of profit if the market value of the underlying security increases and the option is exercised, although any potential loss is reduced by the amount of option premium received.

The risk in writing a put option is that the Fund may be called on to pay the exercise price of the option for a security that has decreased (potentially to zero) in market price, although any potential loss is reduced by the amount of option premium received.

Generally, option transactions also involve risks concerning the liquidity of the options market. An illiquid market for an option may limit the Fund’s ability to write options or enter closing transactions. As the options written by the Funds are traded on a national exchange, counterparty and credit risk are limited to the failure of the exchange on which the options are traded.

c. Investment Income and Securities Transactions – Securities transactions are accounted for on the date the securities are purchased or sold (trade date). Cost is determined and gains and losses are based on the identified cost basis for both financial statement and federal income tax purposes. Dividend income is reported on the ex-dividend date. Interest income and expenses are accrued daily

3.

INVESTMENT ADVISORY FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Kelmoore Investment Company, Inc. (“Kelmoore”), an investment advisor registered under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), provides the Kelmoore Funds with investment management services for which they receive a fee, computed daily and paid monthly, based on an annual rate of 1.00% of the average daily net assets from each of the Funds.  Dunham & Associates Investment Counsel, Inc. (“DAIC”), an investment advisor registered under the Advisers Act, is the investment advisor to the Dunham Monthly Distribution Fund for which they will receive a fee, computed daily and paid monthly, based on an annual rate of 0.65% of the average daily net assets of the Acquiring Fund.  Pursuant to a sub-advisory agreement, Westchester Capital Management, Inc. (“Westchester”), an investment adviser registered under the Advisers Act, will serve as the sub-advisor to the Dunham Monthly Distribution Fund.   As compensation for its services, Westchester will receive a “Fulcrum Fee” from the Acquiring Fund.  A Fulcrum Fee is a performance fee whereby the sub-adviser is rewarded when outperforming, or penalized when under-performing a fund’s benchmark index.  As a result of the Fulcrum Fee arrangement, the total sub-advisory fee can range from 0.00% - 1.00%, with a Base Fee of 0.50% and a Performance Fee of +/- 0.50%.   For purposes of preparing the pro forma financial statements, the sub-advisory Base Fee of 0.50% was used with no adjustment for a performance fee.

Kelmoore has contractually agreed to waive all or a portion of its fees so that the total annual fund operating expenses will not exceed 2.25% for Class A and 3.00% for Class C of each Fund.  DIAC will have no such agreement with the Dunham Monthly Distribution Fund, and therefore the pro forma financial statements have been adjusted to reflect no waivers or expense reimbursements.

4.

SHARES OF BENEFICIAL INTEREST

The pro forma net asset value per share of each class of the Acquiring Fund assumes the issuance of 2,049,397 Class C shares and 2,105,927 Class A shares of beneficial interest of Acquiring Fund in connection with the Exchanges.  The pro form number of shares that would be issuable was calculated by dividing the net assets of the Target Funds at December 31, 2007, by the net asset value per share of Class C and Class A shares of the Kelmoore Strategy Liberty Fund as of December 31, 2007 at $43.50 and $46.78, respectively.  Each of the Target Funds Class A and Class C shareholders will receive Acquiring Fund Class A and Class C shares, respectively.

5.

PRO FORMA OPERATING EXPENSES

The accompanying pro forma financial statements reflect changes in expenses of the Target Funds as if the Exchanges had taken place as of the beginning of the twelve-month period ended December 31, 2007.  Although it is anticipated that there will be an elimination of certain duplicative expenses as a result of the Exchanges, the actual amount of such expenses cannot be determined because it is not possible to predict the cost of future expenses.

6.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period.  Actual results could differ from those estimates.

7.

FEDERAL INCOME TAXES

Each Fund has elected to be taxed as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the “Code”). After the acquisition, the Acquiring Fund intends to qualify as a regulated investment company, if such qualification is in the best interest of its shareholders, by complying with the provisions available to certain investment companies, as defined in applicable sections of the Code, and to make distributions of taxable income sufficient to relieve it from all, or substantially all, Federal income taxes.

NOTES TO PRO FORMA COMBINING FINANCIAL STATEMENTS (Unaudited) (Continued)

The identified cost of investments for the Funds is substantially the same for both financial accounting and Federal income tax purposes. The tax cost of investments will remain unchanged for the combined Acquiring Fund.  As of December 31, 2007, the Kelmoore Strategy Eagle Fund and the Kelmoore Strategy Liberty Fund had no unutilized federal tax capital loss carryforwards while the Kelmoore Strategy Fund had unutilized federal tax capital loss carryforwards, which will expire in the following years:

2009	2010	2012	2014	Total
$59,075,578	$62,519,008	$19,872,287	$1,562,216	$143,029,089

The final amount of unutilized capital loss carryover for each Fund is subject to change and will not be determined until the time of the Reorganization.  After and as a result of the Reorganization, these capital loss carryforwards and the utilization of certain unrealized capital losses may, in part, be subject to limitations under applicable tax laws on the rate at which they may be used in the future to offset capital gains of the Dunham Monthly Distribution Fund.  As a result, some or all of the capital loss carryforwards may expire unutilized.